News Release

Investor Relations Contact:
Jennifer Jarman
The Blueshirt Group
415-217-7722
jennifer@blueshirtgroup.com

InsWeb Completes Build-out of Consumer Initiatives with Launch of InsuranceRates.com
 After successful launch of three new insurance destinations, headcount returning to pre-investment levels

SACRAMENTO, Calif., September 29, 2009 – InsWeb Corp. (NASDAQ: INSW), a leading online insurance marketplace, today announced the launch of InsuranceRates.com as the final piece of its planned investment in three new consumer-facing web properties.  The Company also announced a restructuring program following the completion of these initiatives.

The development and launch of InsWeb’s new consumer insurance sites is the planned outcome of previously announced strategic objectives designed to fuel long-term profitable growth for InsWeb.  The new sites are:

•	InsuranceRates.com: launched in September 2009 - the first website where consumers can anonymously obtain multiple rate quotations from national carriers.

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BestInsuranceMatch.com: launched in July 2009 - the first website that allows consumers to request free car insurance quotes directly from companies they choose based not only on price, but on factors such as financial strength and local agent presence.

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FreeInsuranceAdvice.com: launched in March 2009 - an insurance information center dedicated to consumer education and offering one of the largest collections of insurance articles, resources and tools on the Web.

“Eighteen months ago, we set out to design and build new sites that redefine the way insurance is sold online,” stated InsWeb Chairman & CEO Hussein Enan.  “Having achieved this vision and with the investments and development work now largely behind us, we are able to improve our operating model by streamlining the organization to return to an expense run rate that we believe will bring us back to profitability.”

The Company has reduced its workforce to levels commensurate with the quarter ended December 2007, prior to the start of its investment initiatives.  InsWeb expects to end the third quarter of 2009 with headcount of 61 as compared to 87 in the immediately preceding quarter, a 30% reduction.  The majority of the staff reductions are in the area of technology.  The Company anticipates that the restructuring will yield annual expense savings of approximately $2.5 million on an on-going basis.

InsWeb expects to report financial results for the third quarter of 2009 on October 22, 2009.

About InsWeb
InsWeb Corporation (NASDAQ: INSW) owns and operates a network of leading insurance marketplace and education websites. Founded in 1995 and headquartered in Sacramento, California, InsWeb's primary properties include www.InsWeb.com, where visitors can view independent research and quickly obtain actionable insurance quotes from multiple carriers; www.InsuranceRates.com, the first website where consumers can anonymously obtain multiple rate quotations from national carriers;  www.BestInsuranceMatch.com, the only site that allows consumers to request car insurance quotes from the companies they choose based on factors such as price, financial strength and online features; www.AgentInsider.com, a top-rated online marketing source for insurance agents; and www.FreeInsuranceAdvice.com, the leading online destination for insurance information and advice. In 2008, more than 10 million consumers turned to InsWeb for answers to their insurance questions. To learn more about InsWeb Corporation, visit www.InsWeb.com.

For further information regarding InsWeb Corporation, please review the Company’s filings with the Securities and Exchange Commission, including Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, and in particular Management’s Discussion and Analysis of Financial Condition and Results of Operations.
This news release contains forward-looking statements reflecting management's current forecast of certain aspects of the Company's future. It is based on current information, which we have assessed, but which by its nature is dynamic and subject to rapid and even abrupt changes. Forward-looking statements include statements expressing the intent, belief or current expectations of the Company and members of our management team regarding: revenue growth, expenses, profitability and financial position; marketing and consumer acquisition; the results of strategic initiatives, including new consumer websites; and product and technological implementations. The Company's actual results might differ materially from those stated or implied by such forward-looking statements due to risks and uncertainties associated with the Company's business, which include, but are not limited to: variations in consumer usage of the internet to shop for and purchase insurance; the willingness and capability of insurance companies or other insurance entities to offer their products or instant quotes on the Company’s website or through the Company’s licensed subsidiaries; implementation of competing Internet strategies by existing and potential competitors; implementation and consumer acceptance of new websites and other product or service offerings; fluctuations in operating results; or other unforeseen factors. The forward-looking statements should be considered in the context of these and other risk factors disclosed in the Company's filings with the Securities and Exchange Commission.

“INSWEB” and “AGENTINSIDER” are registered service marks of InsWeb Corporation. All marks above are those of InsWeb Corporation, except for those of insurance insurers, brokers, agents, industry organizations, financial institutions, online partners, service providers, other mentioned companies and educational institutions, which are the marks of their respective entities.